FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 25, 2008

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                                                                       Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                                                                  No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibit Index

Press Release — April 25, 2008

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA

THE ROYAL BANK OF SCOTLAND GROUP PLC

General Meeting: 14 May 2008

25 April 2008

Further to its announcement on 22 April 2008 of a fully underwritten rights issue (the “Rights Issue”), RBS announces that it will hold a General Meeting on 14 May 2008 to increase its authorised share capital and to give its directors authority to allot shares in connection with the Rights Issue. At the same General Meeting, RBS will seek approval to issue new ordinary shares instead of the 2008 interim dividend.

The Letter to Shareholders and Notice of General Meeting dated 25 April 2008 has been approved by the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, situated at:

Financial Services Authority

25 The North Colonnade,

Canary Wharf,

London E14 5HS.

RBS intends to publish a prospectus in connection with the Rights Issue during the first week in May 2008 at the latest.

Contacts

Andrew McLaughlin

Group Director, Economics & Corporate Affairs

Mobile: 07786 111689

Carolyn McAdam

Group Head of Media Relations

Mobile: 07796 274968

A Prospectus relating to the Rights Issue is expected to be published and posted to Shareholders during the first week in May 2008 at the latest.  The Provisional Allotment Letters are expected to be despatched on or about 14 May 2008. The Prospectus will give further details of the New Shares, the Nil Paid Rights and the Fully Paid Rights to be offered pursuant to the Rights Issue.

This announcement is not a Prospectus but an advertisement and investors should not subscribe for any Nil Paid Rights, Fully Paid Rights or New Shares referred to in this announcement except on the basis of the information contained in the Prospectus.

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the Nil Paid Rights, the Fully Paid Rights or the New Shares being issued in connection with the Rights Issue, in any jurisdiction in which such offer or solicitation is unlawful.

These materials are not for distribution, directly or indirectly in, or into Australia, Canada, Japan or South Africa. These materials do not constitute or form a part of any offer or solicitation to purchase or subscribe for the securities mentioned herein (the “Securities”) in the United States. The Securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1993 (the “Securities Act”).  The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States.

Neither the content of The Royal Bank of Scotland Group plc's website nor any website accessible by hyperlinks on The Royal Bank of Scotland Group plc's website is incorporated in, or forms part of, this announcement.

The distribution of this announcement and/or the Prospectus and/or the Provisional Allotment Letters and/or the transfer of Nil Paid Rights, Fully Paid Rights and/or New Shares into jurisdictions other than the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2008

THE ROYAL BANK OF
SCOTLAND GROUP plc
(Registrant)

By:	/s/ A N Taylor

Name:	A N Taylor
Title:	Head of Group Secretariat